Hydro One Reports Second Quarter Results

Hydro One energizes life in Ontario with a focus on sustainability and the safe return to normal operations while supporting customers and communities

TORONTO, August 11, 2020 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the second quarter ended June 30, 2020.
Second Quarter Highlights
•Second quarter earnings per share (EPS) was $1.84 and adjusted EPS was $0.39, compared to EPS and adjusted EPS of $0.26, for the same period in 2019. The change in EPS was driven by the Ontario Divisional Court's decision on the deferred tax asset appeal, as well as hotter weather, one-time and ongoing revenues and costs associated with the transmission rate decision, that were partially offset by higher COVID-19 related expenses net of lower operating, maintenance and administration (OM&A) costs due to timing of work programs.
•Hydro One published its sustainability report that demonstrates its continued progress and was recognized as one of the Best 50 Corporate Citizens in Canada by Corporate Knights.
•Hydro One partnered with GlobalMedic to deliver 10,000 kits of food and safety supplies to First Nations communities across Ontario. The Company also provided scholarships for young Indigenous leaders and support for the Indigenous economy.
•Measures taken by Hydro One during the early parts of the COVID-19 pandemic to ensure employee and customer safety remain in place. Since the beginning of June, the Company returned effectively all of its field crews to work on the capital and maintenance programs where it is safe to do so.
•The Company's capital investments and in-service additions for the second quarter were $429 million and $165 million, respectively, compared to $370 million and $276 million in the same quarter in 2019.
•Ongoing productivity savings of approximately $86 million represent a 61.7% increase year-over-year compared to the second quarter of 2019.
•Improved reliability in the transmission segment with an approximate 38% reduction in System Average Interruption Duration Index (SAIDI) in comparison to the second quarter of 2019.
•In the second quarter, distribution customer satisfaction score with residential and small businesses was 86%, a 2% increase over 2019.
•Hydro One, as part of its commitment to enhance its customer experience through new and innovative services and tools, launched its new online outage reporting tool.
•Reversal of the previously recognized impairment charge of the deferred income tax regulatory asset for both the transmission and distribution businesses on account of the Ontario Divisional Court decision led to a one-time net income increase of $867 million.
•Subsequent to the quarter, Hydro One announced the achievement of tentative settlements for two collective agreements with the Power Workers' Union (PWU).
•Subsequent to the quarter, the Company completed the purchase of the business and distribution assets of Peterborough Distribution Inc. from the City of Peterborough on August 1st.
•Hydro One announced that Stacey Mowbray has been appointed to the Company's Board of Directors.
•Quarterly dividend declared at $0.2536 per share, payable September 30, 2020.
"Hydro One is helping to build a brighter, more sustainable future for all Ontarians by focusing on safety and social responsibility at this critical time. Since the pandemic began, we've found new ways to collaborate, we've developed innovative solutions and we're more in-tune than ever with the needs of our employees, customer and communities,” said Mark Poweska, President and CEO, on Hydro One's

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release of its 2019 sustainability report. “We also remain steadfast in our rejection of racism and our commitment to build a more inclusive and diverse team that promote different perspectives, ideas and insights."
Selected Consolidated Financial and Operating Highlights

	Three months ended June 30		Six months ended June 30
(amounts throughout in millions of Canadian dollars, except as otherwise noted)	2020	2019	2020	2019

Revenues	1,670	1,413	3,520	3,172
Purchased power	808	653	1,815	1,460
Revenues, net of purchased power[1]	862	760	1,705	1,712
Net income attributable to common shareholders	1,103	155	1,328	326
Adjusting items	(867)	—	(867)	140
Adjusted net income attributable to common shareholders[1]	236	155	461	466

Basic EPS	$1.84	$0.26	$2.22	$0.55
Diluted EPS	$1.84	$0.26	$2.21	$0.54
Basic Adjusted EPS[1]	$0.39	$0.26	$0.77	$0.78
Diluted Adjusted EPS[1]	$0.39	$0.26	$0.77	$0.78

Net cash from operating activities	375	297	923	415
Capital investments	429	370	801	681
Assets placed in-service	165	276	390	421

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,097	18,226	19,172	19,494
Distribution: Electricity distributed to Hydro One customers (GWh)	6,213	6,073	13,697	13,811
1 Non-GAAP Measures - Hydro One uses financial measures that do not have a standardized meaning under the United States generally accepted accounting principles (US GAAP) and may not be comparable to similar measures presented by other entities. Hydro One calculated the non-GAAP measures by adjusting certain US GAAP measures for specific items that impact comparability but which the Company does not consider part of normal, ongoing operations. Refer to the Non-GAAP Measures section of the Company’s Management's Discussion and Analysis (MD&A) for further discussion of these items.
Key Financial Highlights
2020 Second Quarter Highlights
The Company reported net income attributable to common shareholders of $1,103 million during the quarter, compared to $155 million in the same period of 2019. This resulted in EPS and adjusted EPS of $1.84 and $0.39, respectively, compared to EPS and adjusted EPS of $0.26 in the prior year.
Revenues, net of purchased power, for the second quarter were $102 million higher than last year, mainly due to higher transmission revenues primarily due to higher peak demand driven by hotter weather, the recognition of the 2020 transmission decision received this quarter, including approved rates retroactive to January 1, 2020, the recovery of additional other post-employment benefit (OPEB) costs through OM&A, and the recognition of Conservation and Demand Management (CDM) revenues, as well as higher revenues resulting from higher 2020 distribution rates and revenue related to Niagara Reinforcement LP assets placed in-service in the third quarter of 2019.
OM&A costs in the second quarter of 2020, which include COVID-19 related costs as further discussed below, were slightly higher than last year, due to additional OPEB costs that are recognized in OM&A subsequent to the 2020-2022 OEB transmission decision and recovered in rates, therefore net income neutral, partially offset by lower corporate support costs.
Income tax recovery for the second quarter of 2020 was higher than the prior year due to the income tax recovery recognized following the July 2020 decision of the Ontario Divisional Court and higher net tax deductions primarily related to tax depreciation in excess of depreciation, partially offset by higher income before taxes.
Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems, address aging power system infrastructure, facilitate connectivity to new load

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customers and generation sources, and improve service to customers. The Company made capital investments of $429 million during the second quarter of 2020, and placed $165 million of new assets in-service.
COVID-19
Throughout the COVID-19 pandemic, our decisions and actions have been guided by two priorities: to protect Hydro One's employees and to maintain the safe and reliable supply of electricity to Hydro One's customers. While we continue to operate under our business continuity plan and have almost all office and administrative staff working remotely, we have implemented enhanced safety measures for all field staff.
Following the guidance of the Province and public health experts in April, Hydro One developed its own pandemic recovery plan, which consists of a similar gradual and staged approach to returning its employees to work that has allowed for the gradual ramp-up of work crews. After focusing on high priority and essential work earlier in the quarter, the Company has returned almost all of its field crews to work after taking a measured approach to advancing the work on deferred capital and operating work programs, where it is safe to do so.
Included in the Company's results for the second quarter and six months ended June 30, 2020 are costs associated with the temporary stand-down of the Company's work force and the purchase of additional facility related and cleaning supplies as a result of the COVID-19 pandemic. These costs have largely been offset in the second quarter by lower OM&A resulting from the timing of work program expenditures impacted by the COVID-19 pandemic.
Looking ahead, it is very difficult to determine or estimate the exact impacts of COVID-19 on Hydro One's operations as they will be largely dependent on the duration of the pandemic and severity of the measures implemented to combat this virus. Electricity consumption can be impacted by numerous variables, including weather, changing economic conditions and conservation efforts making it difficult to estimate the impact of COVID-19 with any level of precision. Hydro One has continued to take the necessary steps to mitigate the impact of COVID-19 on the Company's operations.
Selected Operating Highlights
Hydro One released its sustainability report that provides a balanced account of its environmental, social and governance (ESG) performance. Hydro One is committed to creating a brighter, sustainable future for all Ontarians and producing an annual sustainability update and to continuously increase the transparency and accountability of our ESG disclosures. The sustainability report is available at www.hydroone.com/sustainability.
Hydro One placed 11th (#16 in 2019) on the annual list of Best 50 Corporate Citizens by Corporate Knights, an organization dedicated to setting high standards in sustainability across Canada. Hydro One has appeared on the Best 50 Corporate Citizens in Canada list nine times in the last 11 years.
Hydro One announced additional measures to support Indigenous customers, businesses and communities. These initiatives include providing critical aid to First Nations and Métis communities, scholarships for young Indigenous leaders and supporting the Indigenous economy. Hydro One has partnered with GlobalMedic, a registered Canadian charity specializing in disaster relief, to deliver 10,000 kits of food and safety supplies to First Nations communities across Ontario. Hydro One is also supporting the Métis Nation of Ontario's (MNO) pandemic relief fund and its 31 community councils in providing necessities such as food, medical and pharmaceutical supplies to its vulnerable citizens.
Improved reliability in the transmission segment with an approximate 38% reduction in SAIDI in comparison to the second quarter of 2019. The improvements in reliability are multi-faceted, including continued investment in the renewal of the grid, and on-going continuous improvement efforts relating from lessons learned on past events impacting reliability.

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Continued productivity savings of $86 million in the second quarter of 2020 represent a 61.7% increase year-over-year. Productivity improvements are mostly a result of ongoing work being undertaken in the areas of forestry, corporate costs reduction, settlement and customer contact centre and new initiatives in real estate.
In the second quarter, distribution customer satisfaction score with residential and small business stood at 86%, a 2% increase over 2019. The increase has been driven by improvements in time to restore power during outages and focusing on building and communicating programs to address customers' needs.
Hydro One launched new online outage reporting in its efforts to continuously look at ways to improve its customers' outage experience including receiving information when it's needed most. The ability to report an outage online complements the Company's existing outage tools, which give customers options on how they want to receive updates and other personalized features.
Subsequent to the quarter, Hydro One announced the achievement of tentative settlements for two collective agreements with the Power Worker's' Union covering approximately 3,800 regular employees and approximately 1,400 casual employees in critical front line roles across the Company's operations in Ontario. Union members will now vote on these tentative agreements with the outcome anticipated by the end of September.
On August 1, 2020, subsequent to the quarter end, the Company completed the purchase of the business and distribution assets of Peterborough Distribution Inc. from the City of Peterborough. Hydro One continues to progress on the closing of its acquisition of Orillia Power Distribution Corporation from the City of Orillia expected to be in the third quarter of 2020.
On July 28, 2020, Hydro One announced the appointment of Stacey Mowbray to the Company's Board of Directors. Ms. Mowbray fills the vacancy created when Anne Giardini did not stand for re-election at the Company's 2020 annual general meeting of shareholders. She brings with her a strong track record in leading successful publicly-traded consumer brands and is highly complementary to the skills and experiences of the existing board members.
Common Share Dividends
Following the conclusion of the second quarter, on August 10, 2020, the Company declared a quarterly cash dividend to common shareholders of $0.2536 per share to be paid on September 30, 2020 to shareholders of record on September 9, 2020.

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Supplemental Segment Information

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2020	2019	2020	2019

Revenues
Transmission	459	374	859	802
Distribution	1,201	1,029	2,640	2,350
Other	10	10	21	20
Total revenues	1,670	1,413	3,520	3,172

Revenues, net of purchased power
Transmission	459	374	859	802
Distribution	393	376	825	890
Other	10	10	21	20
Total revenues, net of purchased power	862	760	1,705	1,712

Operation, maintenance and administration costs
Transmission	114	101	216	200
Distribution	141	154	289	300
Other	15	12	30	183
Total operation, maintenance and administration costs	270	267	535	683

Income (loss) before financing charges and taxes
Transmission	236	159	422	375
Distribution	150	118	336	388
Other	(7)	(5)	(13)	(167)
Total income before financing charges and taxes	379	272	745	596

Capital investments
Transmission	251	242	487	448
Distribution	177	126	312	229
Other	1	2	2	4
Total capital investments	429	370	801	681

Assets placed in-service
Transmission	58	161	187	215
Distribution	107	114	202	202
Other	—	1	1	4
Total assets placed in-service	165	276	390	421
This press release should be read in conjunction with the Company’s second quarter 2020 unaudited consolidated financial statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2019 can be accessed at www.HydroOne.com/Investors and www.sedar.com.
Quarterly Investment Community Teleconference
The Company’s second quarter 2020 results teleconference with the investment community will be held on August 11, 2020 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should dial 1-866-221-1674 prior to the scheduled start time and request access to Hydro One’s second quarter 2020 results call, conference ID 8798775 (international callers may dial 1-270-215-9604). Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.

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Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $27.1 billion in assets as at December 31, 2019, and annual revenues in 2019 of approximately $6.5 billion.
Our team of approximately 8,800 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2019, Hydro One invested approximately $1.7 billion in its transmission and distribution networks and supported the economy through buying approximately $1.5 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Forward-Looking Statements and Information
This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: ongoing productivity savings; the company’s focus on safety and social responsibility, as well as the promotion of inclusivity and diversity; investments in reliability and performance of the electricity systems, facilitating connections and improving customer service; the impact of COVID-19 on the Company’s business, operations and service; the Company’s priorities in its response to COVID-19 and the mitigation measures taken; corporate support for Indigenous communities; outage reporting improvements; voting on tentative collective agreements; and the acquisition of Orillia Power Distribution Corporation; and dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

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For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Jay Armitage
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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